The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

04045633

October 18, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Comment on The Weekend's Media Report

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 10/20

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

RECEIVED

2004 OCT 20 A 9:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 18, 2004

The Sumitomo Trust & Banking Co., Ltd.

Comment on the weekend's media report

Today, Oct. 18, 2004, --- There were some media reports in the weekend that Sumitomo Trust was going to file suit against the UFJ Group and others. We are considering the legal action, however, nothing specific has been decided at this moment.

For further information, please contact

Koichi Onaka, Senior Manager, IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654